Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 12, 2009, May 6, 2009 as to the changes in a accounting policies described in Note 2, relating to the financial statements and financial statement schedules of Kilroy Realty Corporation (the “Company”) appearing in the Company’s Current Report on Form 8-K filed on May 6, 2009 and our report, dated February 12, 2009 , relating to the effectiveness of the Company’s internal control over financing reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

DELOITTE & TOUCHE LLP

Los Angeles, California

September 16, 2009